                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2016/04/27: Important Resolutions from 13th term 6th Board Meeting

99.2	Announcement on 2016/04/27: To announce operating results for the first quarter of 2016

99.3	Announcement on 2016/04/28: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2016/04/29: UMC will attend investor conferences on 2016/05/04

99.5	Announcement on 2016/05/03: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2016/05/05: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2016/05/09: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2016/05/09: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2016/05/10: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2016/05/11: Board’s Resolution of share repurchase program

99.11	Announcement on 2016/05/13: UMC and Fujian Jin Hua Integrated Circuit Co.,

Ltd. officially sign agreement of technical cooperation

99.12	Announcement on 2016/05/16: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2016/05/18: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.14	Announcement on 2016/05/20: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on 2016/05/20: To announce related materials on acquisition of machinery and equipment

99.16	Announcement on 2016/05/20: UMC will UMC will attend investor conference on 2016/05/26

99.17	Announcement on 2016/05/20: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.18	Announcement on 2016/05/24: To announce related materials on acquisition of machinery and equipment

99.19	Announcement on 2016/05/25: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.20	Announcement on 2016/05/09 April Revenue

99.21	Announcement on 2016/05/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Important Resolutions from 13th term 5th Board Meeting

1. Date of occurrence of the event: 2016/04/27
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
The board meeting has approved important resolutions as follows:
(1)Approved 1Q 2016 Financial Statement.

The Company’s consolidated revenue for the first quarter of 2016 was NT$34,404 million and net income attributable to the stockholders of the parent was NT$210 million, with EPS of NT$0.02.

(2)Approved this round’s capital budget execution of NTD 22,243 million towards capacity deployment for UMC group.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.2

UMC announced its operating results for the first quarter of 2016

1. Date of occurrence of the event: 2016/04/27
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence: UMC Reports First Quarter 2016 Results
Strong 28nm demand to fuel 2Q16 revenue growth United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2016.
First quarter consolidated revenue was NT$34.40 billion, up 1.6% sequentially from NT$33.85 billion in 4Q15 and down 8.6% YoY from NT$37.65 billion in 1Q15. 1Q16 consolidated gross margin was 14.6%. Net income attributable to the stockholders of the parent was NT$0.21 billion, with earnings per ordinary share of NT$0.02. Mr. Po-Wen Yen, CEO of UMC, said “In the first quarter of 2016, our foundry revenue grew 2.1% sequentially to NT$34.31 billion. Foundry operating margin was 0.5%. Overall capacity utilization was 82%, bringing wafer shipments to 1.43 million 8-inch equivalent wafers. Towards the end of 2015, we saw signs that the inventory cycle was hitting bottom. Since then, the inventory correction has completed its course, with normal seasonal patterns resuming for 1H16. On February 6, just as Chinese New Year was beginning, Southern Taiwan experienced a severe earthquake that impacted UMC’s 300mm Fab 12A in Tainan Science Park. However, due to UMC’s stringent safety protocols, efficient execution of our earthquake recovery SOP and dedicated personnel, we returned to normal production in just a few working days to sustain 1Q16 revenues within our original guidance. In compliance with our ISO 22301 certification, UMC’s business continuity practices ensured accountability on property damage as well as the safety & health of our employees. We will continue to ensure a state of readiness by implementing disaster protocols that introduce business continuity elements within our foundry operations.” CEO Yen continued, “UMC recently announced an agreement with ARM to develop multiple physical IP platforms to accelerate customers’ implementation of ARM Artisan IP on our 55nm ultra low power, 40nm and 28nm technologies for mobile, embedded and IoT chip designs. The partnership will further strengthen UMC’s IP portfolio to deliver optimized design support solutions across a broad range of applications. Looking into 2Q16, new product launches in wireless devices will serve as a positive catalyst, leading to stronger end market demand. As a result, we foresee a significant increase in 28nm shipments for the second quarter. We also expect to receive many new 28nm tape outs during 2016 that include mobile and consumer applications, which will further diversify our 28nm product pipeline and contribute to 28nm revenue growth. While we continue to work towards business growth and market share expansion, the Board of Directors recently proposed to distribute a NT$0.55 per share cash dividend to achieve a balance between shareholders’ interests and company expansion. We continue to believe that our efforts in advanced and specialty processes will serve as a long-term catalyst to bring new prosperity and profitability for UMC employees, customers and shareholders.”
Second Quarter of 2016 Outlook & Guidance:
Wafer Shipments: To increase by approximately 5%
ASP in NTD: To increase by 1-2%
Profitability: Gross profit margin will be in low 20% range
Foundry Segment Capacity Utilization: Approximately high 80% range
2016 CAPEX for Foundry Segment: US$2.2bn
8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/09/02~2016/04/28
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 708,054,877 NTD; total transaction price:$ 708,054,877 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2016/05/04

1. Date of the investor conference: 2016/05/04
2. Time of the investor conference: 10:30 AM
3. Location of the investor conference: Kuala Lumpur, Malaysia

The Company will attend the “Invest Taiwan, Kuala Lumpur” conference, held by TWSE, SinoPac and RHB.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2016/04/27.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/01/18~2016/05/03
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 923,433,173 NTD; total transaction price:$ 923,433,173 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/08/05~2016/05/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 606,884,950 NTD; total transaction price:$ 606,884,950 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/04~2016/05/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 512,732,910 NTD; total transaction price:$ 512,732,910 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/04/29~2016/05/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 674,880,510 NTD; total transaction price:$ 674,880,510 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/01~2016/05/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 516,665,104 NTD; total transaction price:$ 516,665,104 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.10

Board’s Resolution of share repurchase program

1.Date of the board of directors resolution:2016/05/11
2.Purpose of the share repurchase: to transfer to employees.
3.Type of shares to be repurchased: Common shares
4.Ceiling on total monetary amount of the share repurchase: NTD$83,984,399thousand.
5.Scheduled period for the repurchase:2016/05/12~2016/07/11
6.Number of shares to be repurchased: A maximum of 200,000,000 shares.
7.Repurchase price range: NTD$7.90 to NTD$18.70 per share.
8.Method for the repurchase: Purchased directly from the open market.
9.Ratio of the shares to be repurchased to total issued shares of the Company: 1.57%
10.Number of the Company’s own shares held at the time of reporting: 333,814,200 shares
11.Status of repurchases within three years prior to the time of reporting:

400,000,000 shares had been repurchased from 2013/03/15 to 2015/09/15.

12.Status of repurchases that have been reported but not yet completed: None.

13.Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 17th share repurchase program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: to transfer to employees

b. Buyback period: 2016/05/12~2016/07/11.

c. Number of shares to be repurchased: A maximum of 200,000,000 shares.

d.	Repurchase price range: NTD$7.90 to NTD$18.70 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.

e.	The Transfer Repurchased Shares to Employees Phase XVII Procedure and the declaration of capital maintenance.

(2)	Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.

Resolution: Approved.

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

Transfer Repurchased Shares to Employees Phase XVII Procedure Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase XVII procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure.
Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 7th meeting, 13th term of Board of Directors of repurchasing up to 200,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.
Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period.
Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure.
Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval.

Article Six: The transfer procedure of this phase’s share repurchase program:

According to the board resolution, make announcement and execute company share repurchase during the repurchase period.
The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly.
Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase or decrease, then the transfer price will be adjusted accordingly. The cost of capital is defined of Taiwan Bank’s 1-yr bulk time deposit floating interest rate.
Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the             shares are the same as the other common shares.
Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.
Article Ten: This procedure should be reported in the Shareholder’s meeting. This shall apply to any amendments.

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.57% of UMC’s outstanding shares, and the maximum amount for repurchase program is 3.67% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18.	Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.11

UMC and Fujian Jin Hua Integrated Circuit Co., Ltd. officially sign agreement of technical cooperation

1. Date of occurrence of the event: 2016/05/13
2. Counterparty to the contract or commitment: Fujian Jin Hua Integrated Circuit Co., Ltd.
3. Relationship to the Company: None
4. Starting and ending dates (or rescission date) of the contract or commitment: 2016/05/13
5. Major content (not applicable where rescinded): Please refer to item 9.
6. Restrictive covenants (not applicable where rescinded): In accordance with the agreement.
7. Effect on company finances and business (not applicable where rescinded):

Improving company finances and business.

8. Concrete purpose/objective (not applicable where rescinded):

UMC to perform DRAM related R&D for Fujian Jin Hua Integrated Circuit Co., Ltd.

9.	Any other matters that need to be specified: UMC and Fujian Jin Hua Integrated Circuit Co., Ltd.“Jin Hua”) have officially signed a technology cooperation agreement for UMC to develop DRAM related technologies for Jin Hua. Jin Hua will provide UMC with DRAM related equipment, as well as service fees to cover R&D expenses according to the progress of the technology development. The developed technologies will be jointly owned by both parties. This agreement leverages the strength of Taiwan’s semiconductor manufacturing capabilities with China’s vast market and capital. The R&D will be performed in Taiwan, with resulting technologies primarily targeted for specialty DRAM production. The technology will not only be accessible for use by local IC design houses, but can also be incorporated into CMOS logic to deliver highly value-added foundry process technologies. Under the terms of the agreement, UMC will be in charge of technology development only, and does not plan to enter the DRAM industry or invest in Jin Hua.

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/02/29~2016/05/16
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 1,333,471,841 NTD; total transaction price: $ 1,333,471,841NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.13

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/05/18

2.	Number of shares repurchased this time: 32,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$365,803,551

5.	Average repurchase price per share this time: NTD$11.43

6.	Cumulative number of own shares held during the repurchase period: 32,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.25

8.	Any other matters that need to be specified: None

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/10~2016/05/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 863,110,933 NTD; total transaction price:$ 863,110,933NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.15

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/10~2016/05/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 1,059,292,570 NTD; total transaction price: $ 1,059,292,570NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.16

UMC will attend investor conference on 2016/05/26

1. Date of the investor conference: 2016/05/26
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Fubon Jefferies Taiwan Forum 2016” conference, held by Fubon Securities & Jefferies.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2016/04/27.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.	Any other matters that need to be specified: None.

Exhibit 99.17

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/05/20

2.	Number of shares repurchased this time: 21,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 241,074,613

5.	Average repurchase price per share this time: NTD$11.48

6.	Cumulative number of own shares held during the repurchase period: 53,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.42

8.	Any other matters that need to be specified: None

Exhibit 99.18

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/06~2016/05/24
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 559,605,100 NTD; total transaction price:$ 559,605,100 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.19

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/05/25

2.	Number of shares repurchased this time: 29,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 342,497,467

5.	Average repurchase price per share this time: NTD$11.81

6.	Cumulative number of own shares held during the repurchase period: 82,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.64

8.	Any other matters that need to be specified: None

Exhibit 99.20

United Microelectronics Corporation
May 09, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes%
April	Net sales	10,764,403	13,020,513	(2,256,110)(17.33%)
Year-to-Date	Net sales	45,168,482	50,670,157	(5,501,675)(10.86%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	45,293,944
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.21

United Microelectronics Corporation
For the month of April, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2016	Number of shares as of April 30, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	March 31, 2016	April 30, 2016	Changes
—	—	—	—	—